UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
2014 JUL -8 PM 2:43
SEC / MR

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38622

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORDHAM FINANCIAL MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 BATTERY PLACE, SOUTH, SUITE 643
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM BAQUET NY (212)-732-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID TARLOW & CO., CPA, PC DBA TARLOW & CO., CPA'S
(Name – *if individual, state last, first, middle name*)

7 PENN PLAZA, SUITE 210 (Address) NEW YORK (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/18/14

7/17/14

OATH OR AFFIRMATION

I, WILLIAM BAQUET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORDHAM FINANCIAL MANAGEMENT, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BERNARD HERRERA
Notary Public, State of New York
No. 01HE6144371
Qualified In Westchester County
My Commission Expires 4-24-14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Bound under seperate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORDHAM FINANCIAL MANAGEMENT, INC.

TABLE OF CONTENTS

TC

TARLOW & CO., C.P.A.'S

A PROFESSIONAL CORPORATION

RECEIVED

2014 JUL -3 PM 2:44

SEC / MR

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Fordham Financial Management, Inc.
New York, New York

Report on the Financial Statements

We have audited the accompanying financial statements of Fordham Financial Management, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fordham Financial Management, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Jarlow & Co., C.P.A.'s

New York, New York
February 27, 2014

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS		
Current assets		
Cash and cash equivalents	$ 25,717	
Securities owned - at fair value	68	
Deposits with clearing organizations	100,000	
Receivable from broker-dealers	131,802	
Other current assets	24,500	
Total current assets		$ 282,087
Property and equipment		
Furniture & equipment	46,407	
Less: accumulated depreciation	(37,792)	
Property and equipment, net		8,615
Other assets		
Due from registered representatives, net of an allowance for doubtful accounts of $353,843	2,909	
Security deposits	20,800	
Total other assets		23,709
Total assets		$ 314,411
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 16,167	
Commissions payable	20,599	
Regulatory assessment - current	7,923	
Income taxes payable	11,596	
Total current liabilities		$ 56,285
Regulatory assessment - noncurrent		17,431
Total liabilities		73,716
Stockholder's Equity		
Common stock, no par value, 15,000 shares authorized, issued and oustanding	15,000	
Additional paid-in capital	4,577,871	
Accumulated deficit	(4,352,176)	
Total stockholder's equity		240,695
Total liabilities and stockholder's equity		$ 314,411

The accompanying notes are an integral part of these financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2013

Revenues		
Commission income	$ 1,304,996	
Other income	293,030	
Interest income	6,071	
Investment gains (losses) - equities	394	
		$ 1,604,491
Expenses		
Commissions	519,927	
Salaries	484,454	
Selling expenses	126,219	
Clearing costs	101,520	
Health insurance	71,126	
Equipment and information	68,849	
Insurance	50,192	
Rent	46,879	
Payroll taxes	39,667	
Professional fees	27,581	
Bad debt expense	27,035	
Telephone	17,800	
Office supplies and expenses	16,552	
Messenger and delivery	8,941	
Registration and regulatory expenses	8,683	
Payroll service	7,992	
Depreciation	4,939	
Interest	2,543	
Total expenses		1,630,899
Loss before provision for income taxes		(26,408)
Provision for income taxes		6,151
Net Loss		$ (32,559)

The accompanying notes are an integral part of these financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2013	$ 15,000	$ 4,502,871	$ (4,319,617)	$ 198,254
Net loss			(32,559)	(32,559)
Capital contributions		125,000		125,000
Return of capital		(50,000)		(50,000)
Balance, December 31, 2013	$ 15,000	$ 4,577,871	$ (4,352,176)	$ 240,695

The accompanying notes are an integral part of these financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities		
Net loss	$ (32,559)	
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	4,939	
Allowance for doubtful accounts	27,035	
Decrease in:		
Securities owned - at fair value	124	
Receivable from broker-dealers	(53,886)	
Due from registered representatives	6,264	
Other current assets	(24,500)	
Security deposits	(9,000)	
Increase (decrease) in:		
Accounts payable and accrued expenses	(50,960)	
Commissions payable	6,663	
Income taxes payable	3,255	
Regulatory assessment	25,354	
Net cash used by operating activities		$ (97,271)
Cash flows from investing activities		
Purchase of furniture and equipment	(2,381)	
Net cash used by investing activities		(2,381)
Cash flows from financing activities		
Capital contributions	125,000	
Return of capital	(50,000)	
Net cash provided by financing activities		75,000
Net decrease in cash and cash equivalents		(24,652)
Cash and cash equivalents - beginning of year		50,369
Cash and cash equivalents - end of year		$ 25,717
Supplemental disclosure of cash flow information		
Cash paid for income taxes		$ -
Cash paid for interest		$ 2,543

The accompanying notes are an integral part of these financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Fordham Financial Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a Colorado corporation that is a wholly-owned subsidiary of Fordham Holdings, Inc. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements and investment banking.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to accounting principles generally accepted in the United States of America ("GAAP") in these notes are to the FASB Accounting Standards Codification™, sometimes referred to as the "Codification" or "ASC".

b) Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and cash equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Securities owned

Proprietary securities transactions are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not carry customer securities accounts on its own books. All trades are on a fully disclosed basis through Cor Clearing (f/k/a Legent Clearing). Customers' security transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities are recorded at fair value as described in Note 4.

e) Property and equipment

Property and equipment are stated at cost. Depreciation is provided using a Modified Accelerated Cost Recovery System ("MACRS") using estimated useful lives of five to seven years. Major additions and improvements are capitalized and repairs and maintenance are charged to operations as incurred. Depreciation expense for the year ended December 31, 2013 was $4,939.

f) Investment banking

Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from private placements in which the Company acts as an underwriter or agent.

g) Commissions

Commissions and related clearing expense are recorded on a trade-date basis as securities transactions occur.

h) Income taxes

Provision has been made for income taxes currently due Federal, New York State and New York City tax authorities. The amount of current and deferred taxes payable or refundable is recognized as of the date the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Income taxes (Continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense.

i) Recently adopted accounting pronouncements

In February 2013, the FASB issued an ASU which exempts nonpublic entities from the requirement to disclose the fair value hierarchy level (i.e., Level 1, 2, or 3) for fair value measurements of financial assets and financial liabilities that are disclosed in the footnotes to the financial statements but not reported at fair value in the statement of financial condition. This ASU does not change any other fair value disclosure requirements. This ASU amendment is effective upon issuance. Since this pronouncement is disclosure-related, the adoption of this guidance did not have a material impact on the Company's financial position or results of operations.

In July 2013, the FASB issued an ASU related to the financial statement presentation of unrecognized tax benefits ("UTB") when a net operating loss ("NOL") carryforward, a similar tax loss, or a credit carryforward exists. Under this guidance, an entity must present a UTB, or a portion of a UTB, in the financial statements as a reduction to a deferred tax asset ("DTA") for an NOL carryforward, a similar tax loss, or a credit carryforward except when: (1) an NOL carryforward, a similar tax loss, or a tax credit carryforward is not available as of the reporting date under the governing law to settle taxes that would result from the disallowance of the tax position, and (2) the entity does not intend to use the DTA for this purpose (provided that the law permits a choice. If either of these conditions exist, an entity should present a UTB in the financial statements as a liability and should not net the UTB with a DTA. New recurring disclosures are not required because this ASU does not affect the recognition or measurement of uncertain tax positions under ASC 740. This ASU amendment is effective for the fiscal years beginning after December 15, 2014 and interim periods within those years. Early adoption is permitted and entities may choose to apply the amendments retrospectively to each prior period being presented. The adoption of this guidance is not expected to have a material impact on the Company's financial position or results of operations.

NOTE 3 - RECEIVABLE FROM CLEARING BROKER/SECURITIES HELD AT BROKER

The Company conducts business and clears its proprietary and customer transactions through one clearing broker on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

NOTE 4 - FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value and establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

(a) Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

(b) Level 2
Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

(c) Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012.

(a) **Cash and Cash Equivalents**
Cash and cash equivalents consist of checking accounts which are valued at their respective balances at the reporting date.

(b) **Common Stock**
The fair value is based on the closing price reported in the active market in which the individual security is traded.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

The following table presents information about the Company's assets measured at fair value as of December 31, 2013:

	Fair Value Measurements at December 31, 2013			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$ 25,717	$ -	$ -	$ 25,717
Common stocks	68	-	-	68
Total assets at fair value	$ 25,785	$ -	$ -	$ 25,785

NOTE 5 - REGULATORY ASSESSMENT

After legal proceedings initiated on May 31, 2012 by regulatory authorities for alleged violations of investment-related rules or regulations, it was concluded on March 15, 2013 that the Company was in violation of section 17(A) of the securities exchange act of 1934, rules 17A-3 and 17A-4 thereunder SEC regulations M rule 101, FINRA rules, 2010, 3130(B), and 5190(C)(1)(A), and National Association of Securities Dealers ("NASD") rules 2110, 2860(B)(16), 3010(B), 3010(D), 3011(B), 3011(A), 3011(C), 3013, 3110(A), and 3070(C). The Company was censured and fined a sum in the amount of $50,000 for the alleged violations as aforementioned.

On April 15, 2013, the Company paid $12,500 of the fine and signed an installment payment plan for the remainder of the balance with FINRA that aggregating $37,500.

Total payments during 2013 in connection with the regulatory assessment amounted to $14,200 which included $12,146 of the principal loan balance and $2,054 in interest.

Future installments due under the agreement terms are as follows:

Year ending December 31,	Total Future Installments
2014	$ 7,923
2015	13,081
2016	4,350
	$ 25,354

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITIES

a) Lease commitments

The Company entered into a non-cancelable sublease for its office space located at 17 Battery Place, New York, NY on July 18, 2013. The lease expires September 30, 2014. Future minimum lease payments through September 30, 2014 will be $42,000.

Rent expense for the year ended December 31, 2013 amounted to $46,879.

b) Brokerage activities

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill their contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

c) Pending litigation, claims and assessments

The Company is a defendant in two lawsuits. Management of the Company believes these lawsuits are without merit and judgments are not probable. As a result, no provision for such lawsuits have been made.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company received capital contributions from its Parent, and a shareholder of the Parent totaling $125,000 and provided return of capital distributions to its Parent in the amount of $50,000 during the year ended December 31, 2013.

NOTE 8 - INCOME TAXES

The provision for income taxes for the year ended December 31, 2013 is for income taxes currently due. The Company has net operating loss carry forwards of approximately $4,150,000 for Federal and $5,248,000 for New York State and City income tax purposes that may be used to offset future taxable income. The net operating losses will start expiring in 2017. If not used, the entire carry forward will expire by 2033.

The deferred tax assets arising from the above net operating losses and allowance for bad debts have been fully offset by a valuation allowance. Future income will be offset by the net operating loss carry forward available, therefore, future provision for income taxes will also be reduced. The valuation allowance increased by approximately $5,000 in 2013.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 8 - INCOME TAXES (Continue)

The current and deferred portions of income tax expense included in the statement of income as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State and local	6,151	-	6,151
	$ 6,151	$ -	$ 6,151

U.S. GAAP require company management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service and other state and local taxing jurisdictions. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. Company management believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $183,803, which was $83,803 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.40 to 1.

NOTE 10 - CONCENTRATIONS AND CREDIT RISKS

The Company clears its securities transactions through a major financial service firm. These activities may expose the Company to off-balance-sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

The Company maintains cash balances at several banks. For those banks who are participants in the FDIC Transaction Account Guarantee Program, all non-interest bearing accounts of the Company are covered by FDIC insurance through December 31, 2013 for up to $250,000 in aggregate for all accounts. The Company did not incur any losses in these accounts.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 10 - CONCENTRATIONS AND CREDIT RISKS (Continued)

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of the clearing organizations receivable. The Company has cash on deposit with a clearing organization. The amount of credit risk associated with the clearing organization receivable is $100,000 and is reflected in the statement of financial condition.

Approximately 27% of the Company's revenue is derived from private placement with 1 customer.

NOTE 11 - RISKS AND UNCERTAINTIES

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could affect the amounts reported on the statement of financial condition.

NOTE 12 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2014, the date that the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

FORDHAM FINANCIAL MANAGEMENT, INC.

SCHEDULE- I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2013

Total stockholders' equity		$ 240,695
Deductions/charges:		
Non-allowable assets:		
Property and equipment, net	$ 8,615	
Due from registered representatives	2,909	
Other current assets	24,500	
Security deposits	20,800	
Total deductions/charges		56,824
Net Capital before haircuts on securities positions		183,871
Haircuts on securities pursuant to 15c3-1(f)		68
Net Capital per rule 15c3-1		**$ 183,803**
Computation of Net Capital Requirement		
Aggregate indebtedness		
Accounts payable	$ 16,167	
Commissions payable	20,599	
Regulatory assessment	25,354	
Income taxes payable	11,596	
Total aggregate indebtedness		$ 73,716
Minimum capital required (the greater of $100,000 or 6 2/3% of aggregate indebtedness)		$ 100,000
Excess Net Capital		**$ 83,803**
Ratio of aggregate indebtedness to net capital		0.40 to 1
Reconciliation with Company's Computation (included in part IIA of Form X-17A-5 as of December 31, 2013)		
Net Capital, as reported in the Company's Part II (unaudited) FOCUS report		$ 191,783
Audit adjustment to accrue expenses		(7,980)
Net Capital per the preceding		**$ 183,803**

FORDHAM FINANCIAL MANAGEMENT, INC.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2013

The Company is exempt from Rule 15c3-3 under subparagraph (k)(2)(ii).

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
UNDER SEC RULE 17A-5(g)(1)

TC
TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION
7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Officers and Directors of
Fordham Financial Management, Inc.
New York, New York

In planning and performing our audit of the financial statements of Fordham Financial Management, Inc. (the "Company") as of and for the year ended December 31, 2013 , in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Company's internal control. Accordingly, we do not express an opinion on the effectiveness of Company's internal.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jarlow & Co., C.P.A.s

New York, New York
February 27, 2014

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

TC
TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Officers and Directors of
Fordham Financial Management, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Fordham Financial Management, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Fordham Financial Management, Inc.'s compliance with the applicable instructions of Form SIPC-7. Fordham Financial Management, Inc.'s management is responsible for Fordham Financial Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers as reflected on the Company's internal Statement of Profit & Loss noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related statements and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarlow & Co., C.P.A.s

New York, NY
February 27, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 3738 –

B. Less payment made with SIPC-6 filed (exclude interest) (2107 –)

11-14-13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1631 –

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1631 –

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1631 –

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

F ______________________
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

____
(Title)

Dated the 3 day of FEB, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-1-13
and ending 12-31-13

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1604 490 –
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1604 490 –
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	101 070 –
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	5880 –
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 2530 –	
Enter the greater of line (i) or (ii)	2530 –
Total deductions	109 480 –
2d. SIPC Net Operating Revenues	$ 1495010 –
2e. General Assessment @ .0025	$ 3738 –
	(to page 1, line 2.A.)